Notice of Exempt Solicitation

NAME OF REGISTRANT: Johnson & Johnson

NAME OF PERSON RELYING ON EXEMPTION: Mercy Investment Services

ADDRESS OF PERSON RELYING ON EXEMPTION: 2039 N Geyer Rd, Frontenac, MO 63131

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

This is not a solicitation of authority to vote your proxy.ac1300

Please DO NOT send us your proxy card as it will not be accepted

We are writing to urge Johnson & Johnson (“J&J” or the “Company) shareholders to VOTE FOR PROPOSAL 5 (produce a human rights impact assessment) on the Company’s 2025 proxy.

The Shareholder Proposal:

Shareholders of Johnson & Johnson (“J&J”) urge the board of directors to oversee conduct of human rights due diligence (“HRDD”) to produce a human rights impact assessment (“HRIA”) covering J&J’s operations, activities, business relationships, and products related to access to medicines. The HRIA should be prepared at reasonable cost and omitting confidential and proprietary information and made available on J&J’s web site. The HRIA should describe actual and potential adverse human rights impacts identified; identify rightsholders that were consulted; and discuss whether and how the results of the HRIA will be integrated into J&J’s operations and decision making.

Introduction:

The right to health is enshrined in international human rights principles:

•	The Universal Declaration of Human Rights states, “Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including . . . medical care[1].”
•	Article 12.1 of the International Covenant on Economic, Social, and Cultural Rights “recognize[s] the right of everyone to the enjoyment of the highest attainable standard of physical and mental health[2].”
•	The World Health Organization’s Constitution states, “The enjoyment of the highest attainable standard of health is one of the fundamental rights of every human being without distinction of race, religion, political belief, economic or social condition[3].”

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1 https://www.ohchr.org/en/human-rights/universal-declaration/translations/english

2 www.ohchr.org/en/instruments-mechanisms/instruments/international-covenant-economic-social-and-cultural-rights; https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7605313

3 https://www.who.int/about/accountability/governance/constitution

According to the U.N. Special Rapporteur on the right to health (the “Special Rapporteur”), “[t]he issue of access to medicines is a fundamental component of the full realization of the right to health. Medical care in the event of sickness and the prevention, and treatment and control of diseases, depends largely on timely and appropriate access to quality medicines. . . . From a human rights perspective, access to medicines is intrinsically linked with the principles of equality and non-discrimination, transparency, participation, and accountability4.”

Pharmaceutical companies “ha[ve] an indispensable role to play in relation to the right to health and access to medicines,” but their policies have been cited as a barrier to access5. The Special Rapporteur’s “Human Rights Guidelines for Pharmaceutical Companies in Relation to Access to Medicines” (the “Guidelines”) recommend that pharmaceutical firms “should adopt a human rights policy statement which expressly recognises the importance of human rights generally, and the right to the highest attainable standard of health in particular” and “should integrate human rights, including the right to the highest attainable standard of health, into the strategies, policies, programmes, projects and activities of the company6.”

Specifically, the Guidelines urge that pharmaceutical companies should “be as transparent as possible” with regard to access to medicines; “disclose all current advocacy and lobbying positions, and related activities, at the regional, national and international levels, that impact or may impact upon access to medicines”; and “consider all the arrangements at its disposal with a view to ensuring that its medicines are affordable to as many people as possible7.”

Moreover, the UNGPs explicitly state that companies must conduct human rights due diligence to identify and address adverse salient risks and adverse impacts connected with their products and services, particularly if the scale and scope of the impacts are likely to be large. HRIAs provide the best available evidence that such impacts are subject to structured and ongoing reviews. Such an approach should certainly be applied to the Company’s most important business consideration, that of pricing and access to medicines.

In fact, several direct industry peers have better due diligence and assessment models in place. While not perfect, Sanofi8, Novartis9, and Novo Nordisk10 all disclose processes that describe their commitment not just to a robust human rights policy, but diligence and assessment of that policy.

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4 https://www.ohchr.org/en/special-procedures/sr-health/access-medicines-and-right-health

5 SYMPOSIUM ARTICLE: Human Rights Responsibilities of Pharmaceutical Companies in Relation to Access to Medicines, 40 J.L. Med. & Ethics 220 (Summer 2012)

6 https://www.ohchr.org/Documents/Issues/Health/GuidelinesForPharmaceuticalCompanies.doc, paras 1-2

7 Guidelines, paras. 6, 17, 33

8 https://www.sanofi.com/assets/dotcom/content-app/documents/Human_right_activities_EN.pdf

9 https://www.novartis.com/esg/ethics-risk-and-compliance/human-rights

10 https://www.novonordisk.com/content/dam/nncorp/global/en/sustainable-business/pdfs/esg-portal/2024/novo-nordisk-human-rights-report-2023.pdf

Regulatory, legal, and financial risks persist:

J&J continues to suffer from several high-profile controversies which present significant risk to investors. Women in England recently received compensation for allegedly faulty vaginal mesh implants, and some estimate that thousands more could be eligible for a payout11. And of course, the lawsuits surrounding alleged asbestos-laden baby powder continue moving forward12. In fact, that potential financial liability has only increased with the recent announcement that The U.S. Department of Health & Human Services may seek over $1 billion in reimbursement for health care costs associated with the use of talc13. A HRIA could potentially have flagged these products and as risky and the Company could have taken proactive steps to keep these lawsuits from happening.

Additionally, the company is involved in more than one lawsuit against the U.S. government14 and its implementation of the Inflation Reduction Act. According to most advocates and scientific bodies, these lawsuits will limit, rather than expand, access to medicines1516, thus increasing the risk for abuses related to the human right to health.

The statement in opposition is insufficient:

The Company’s statement of opposition includes the following declaration:

The proposal seeks a “human rights impact assessment”, but is fundamentally about pricing and access to medicines

This seems to imply that pricing and access to medicines are somehow divorced from human rights, when they are intrinsically linked. We are not trying to conceal that the proposal is aimed at understanding how the Company views its pricing and access responsibilities through a human rights lens.

J&J also states in several ways that they have a “longstanding commitment to respecting human rights”. They mention policies that have been instituted to maintain high human rights standards, they restate their credo, they restate their human rights position statement – all of which are good places to start. What is noticeably missing from any public reporting is due diligence or assessment of those policies, credos, and position statements. The Company says that it “recognizes that respecting human rights and related due diligence is a process of continuous improvement,” but then provides no disclosures around any process that would demonstrate that sentiment to be true. While the commitments are laudable, they ring hollow when the Company doesn’t lean into this very commitment to examine the core of its business – which is getting its products to patients.

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11 https://www.bbc.com/news/articles/clylng1dqx2o

12 https://www.courthousenews.com/johnson-johnson-investors-defend-class-action-over-reports-of-asbestos-laden-baby-powder/

13 https://www.reuters.com/business/healthcare-pharmaceuticals/us-government-could-seek-over-1-billion-jj-cancer-treatment-costs-2025-01-31/

14 https://www.biospace.com/policy/astrazeneca-bms-j-j-renew-legal-challenge-to-ira-before-appeals-court

15 https://www.ajmc.com/view/lower-drug-prices-announced-under-medicare-negotiation-program

16 https://healthjournalism.org/blog/2024/11/for-medicare-members-the-inflation-reduction-act-cuts-drug-costs-spreads-out-payments/

Conclusion:

Lack of access to medicines poses a systemic threat to public health and the economy. When the availability of lifesaving drugs is compromised, the entire economy suffers. And when the economy suffers, investors lose. Joaquin Duato was recently quoted in Time as saying17:

If you are a healthcare company, and if you are the largest healthcare company, then we believe by conviction, independent of the cycles, that we have a responsibility to drive health equity.

We believe that to fulfill this commitment, the company must assess, and disclose the results of that assessment, the human rights impacts of its operations, activities, business relationships, and products related to access to medicines.

For these reasons, we ask you to vote FOR Proposal 5.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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17 https://time.com/7212011/joaquin-duato-johnson-and-johnson-interview/